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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)*

                          INTEK Diversified Corporation
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                                 (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                          (Title of Class of Securities)

                                   458134-10-3
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                                  (CUSIP Number)

             Steven L. Wasserman, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7220
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 February 1, 1995
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 458134-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Roamer One Holdings, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,493,333
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,493,333
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,493,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
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14   TYPE OF REPORTING PERSON*
     CO
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
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CUSIP No. 458134-10-3

     The Schedule 13D ("Schedule 13D") of Roamer One Holdings, Inc. ("Roamer") filed on October 3, 1994 and amended on June 26, 1995 and July 10, 1996 ("Amendment No. 2") regarding the Common Stock of INTEK Diversified Corporation ("INTEK"), par value $0.01 per share (the "Shares"), is hereby further amended as follows:

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is amended and supplemented as follows:

     (a) According to information provided by INTEK, there were 40,383,702 Shares outstanding on December 31, 1996. Roamer beneficially owns 1,493,333 Shares, or approximately 3.7% of the outstanding Shares.

     (b) Nicholas R. Wilson, as a director, the President and the 73.5% owner of Roamer's outstanding common stock, has the sole power to direct the voting and disposition of the Shares owned by Roamer.

     (c) (i) Since the filing of Amendment No. 2 to Schedule 13D on July 10, 1996, Roamer has sold 766,666 Shares to Simmonds Capital, Ltd. (formerly known as Simmonds Communications, Ltd.) as follows:

                                                      Approximate Per
     Date                 Number of Shares             Share Price
     ----                 ----------------            ---------------
 August 29, 1996              200,000                      $1.50
 September 25, 1996            66,667                      $1.50
 October 30, 1996             133,333                      $1.50
 November 30, 1996            133,333                      $1.50
 January 2, 1997              233,333                      $1.50

      (ii) On February 1, 1995, Roamer sold 400,000 Shares to Sendek Travel for an aggregate purchase price of $400,000.

     (iii) On October 24, 1996, RFF Family Partnership, L.P. ("RFF") became the beneficial owner of 100,000 Shares previously owned by Roamer as partial consideration for a $500,000 loan to Roamer, pursuant to the terms of the Pledge Agreement, dated as of April 16, 1996, by and between Roamer and RFF (the "Pledge Agreement"), which agreement is attached hereto as Exhibit 7.H.

     (iv) In the past 60 days, Roamer disposed of Shares in the following open market transactions:

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CUSIP No. 458134-10-3

                                                       Approximate Per
      Date                  Number of Shares             Share Price
      ----                  ----------------           ---------------
      December 6, 1996          10,000                      $5.94
      December 6, 1996          10,000                      $6.06
      December 10, 1996         10,000                      $6.19
      December 12, 1996         10,000                      $5.81

     (d)  Not Applicable.

     (e) Roamer ceased to be the beneficial owner of at least 5.0% of the outstanding Shares on December 3, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of Schedule 13D is amended and supplemented as follows:

          On April 16, 1996, Roamer and RFF entered into the Pledge Agreement in order to partially secure a Promissory Note of even date therewith (the "Note") executed by Roamer in favor of RFF in the principal amount of $500,000. The Pledge Agreement and the Note are attached hereto as Exhibits 7.H and 7.I, respectively.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of Schedule 13D is amended and supplemented as follows:

          Exhibit 7.H   --   Pledge Agreement dated April 16, 1996
          Exhibit 7.I   --   Promissory Note dated April 16, 1996
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CUSIP No. 458134-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 1997                      Roamer One Holdings, Inc.


                                             /s/ Nicholas R. Wilson
                                             -------------------------------
                                             Nicholas R. Wilson, President








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                          Exhibit Index

     Exhibit 7.H    --   Pledge Agreement dated April 16, 1996

     Exhibit 7.I    --   Promissory Note dated April 16, 1996